Points International Reports Third Quarter 2020 Results

Launched Two New Loyalty Programs Through Strategic Partnership with Amadeus

Strong Pipeline Positions Company Well for Industry Recovery

TORONTO - November 11, 2020 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the third quarter ended September 30, 2020.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete third quarter Condensed Consolidated Interim Financial Statements and Management's Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Third Quarter 2020 Financial Summary

	For the three months ended
(in millions of USD)	September 30, 2020	June 30, 2020	September 30, 2019
Total Revenue	$37.4	$40.9	$98.0
Gross Profit	$5.7	$7.0	$14.0
Net (Loss) Income	($2.5)	($3.3)	$1.1
Adjusted EBITDA [1]	($1.1)	$0.3	$4.4

Recent Operational Highlights

● Expanded Partnerships:

o Launched new Subscription service with United Airlines allowing select Mileage Plus members the opportunity to subscribe to a monthly 'buy miles' plan.

o Expanded long-term partnership with Delta Air Lines with the launch of Delta Choice, a state-of-the-art customer service program that enhances the way customers are compensated for travel issues.

o Deployed a new program between GetYourGuide, a leading tours and activity website, and Alaska Airlines' Mileage Plan. Users can now earn miles when they shop at GetYourGuide.

o Launched new capability with Chase Bank Ultimate Rewards that allows cardholders to double their points when they transfer bank-branded points into select travel program rewards currencies.

o Launched new Transfer and Reinstate services for Air Canada's new Aeroplan program, offering additional options for members to utilize their Aeroplan miles.

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1 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs, equity-settled share-based compensation and other one-time costs or benefits such as impairment charges and a tax rebate related to prior periods) is considered by management to be a useful supplemental measure when assessing financial performance.  Management also believes that Adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Performance Indicators and Non-GAAP Financial Measures section of Management's Discussion and Analysis.

● New Partnerships:

o Launched Buy, Gift and Transfer services with Caribbean Airlines' loyalty program, Caribbean Miles, to provide a personalized experience for members to become more engaged in their program. This new partnership, which was initiated by Amadeus, went live in early November.

o Signed a new LCR contract with Ethiopian Airlines to take over the existing Buy, Gift and Transfer services currently managed by Amadeus, while adding new options that will generate both significant revenue and increased engagement for Ethiopian Airlines' loyalty members.

Management Commentary

"During the third quarter, we continued to navigate a challenging market environment for travel and hospitality," said Rob MacLean, CEO of Points. "As we have often stated, the timing of new loyalty program deployments and promotional activity can fluctuate quarter to quarter, and these fluctuations have only been exacerbated by the pandemic. As a result, our transaction volumes have remained down from pre-COVID levels. Despite these challenges, our teams have been active with business development to drive new programs and partnerships, and our pipeline remains even stronger now than it was before the pandemic. I am proud of our team's dedication to driving these opportunities and supporting our partners across all three lines of business.

"In an environment that has placed unprecedented pressure on our travel partners, loyalty programs have proven to be a resilient source of value as our partners work to stabilize their businesses in the near-term and prepare for the return of strong consumer travel demand in the long-term. Several airlines have leveraged their frequent flyer program assets as collateral for debt financings, and operators across the industry have extended membership status and lowered redemption requirements to stimulate near-term travel activity. Our industry leading loyalty commerce solutions make our partners' offerings more comprehensive and efficient, and this has enabled us to recently expand several key partnerships-such as United and Delta Airlines-while expanding our Amadeus relationship to sign new partnerships with operators like Caribbean Airlines and Ethiopian Airlines. This progress, in addition to important launches with Qatar and Air Canada earlier in the year, has continued the very strong trend of new business development during the pandemic that will help accelerate our performance as the industry recovers.

"Across our organization, our long-term growth drivers remain at the core of our strategy. We will continue to maximize the performance of our in-market services, cross-sell to existing partners and sign new partnerships across new verticals and geographies. As we look to the remainder of the year, we are expecting to see growth over the third quarter of 2020 and expect to generate positive Adjusted EBITDA1 for 2020, which demonstrates our continued organizational and financial strength. While we cannot predict the timing of recovery for travel and hospitality demand, we remain dedicated to helping our partners see through this challenging period."

Third Quarter 2020 Financial Results

Total revenue in the third quarter was $37.4 million compared to $98.0 million in the prior year quarter. Principal revenue was $33.9 million compared to $92.0 million, and other partner revenue was $3.5 million compared to $6.0 million.

Gross profit in the third quarter was $5.7 million compared to $14.0 million in the prior year quarter. The decrease in gross profit was primarily driven by the continued impacts of COVID-19 across all three operating segments.

Adjusted operating expenses[2] in the third quarter decreased to $6.9 million compared to $9.9 million in the prior year quarter. During the third quarter, Points recognized $1.8 million in wage subsidies under the Canada Emergency Wage Subsidy program, which was recorded as an offset to employment costs. The funds in respect of these wage subsidies were received after the quarter end. In addition, reduced discretionary spending and cost management in response to the pandemic also contributed to lower adjusted operating expenses2 during the quarter.

Net loss in the third quarter was $2.5 million or $(0.19) per share, compared to net income of $1.1 million or $0.08 per share in the prior year quarter.

Adjusted EBITDA1 in the third quarter was $(1.1) million compared to $4.4 million in the prior year quarter. The decline was primarily due to continued lower transaction volumes as a result of COVID-19.

At September 30, 2020, total funds available[3] were $68.2 million compared to $86.8 million at December 31, 2019, with the decrease attributable to the impact of COVID-19 on overall sales activity, as well as the timing of promotional activity and partner payables. The Company elected to pay down $5 million on its credit facility during the third quarter, and the outstanding $30 million balance on the facility is reflected in the September 30, 2020 cash balance.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its third quarter 2020 results, followed by a question-and-answer session.

Date: Wednesday, November 11, 2020

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13712315

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through November 25, 2020.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13712315

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

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2 Adjusted operating expenses consist of employment expenses excluding equity-settled share-based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure. See Non-GAAP Financial Measures.

3 Total funds available is defined as cash and cash equivalents, cash held in trust, and funds receivable from payment processors.

For more information, visit points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, our ability to be Adjusted EBITDA positive in fiscal 2020, our financial performance in Q4 2020, statements relating to plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to efforts to mitigate degradation in transaction volumes, our liquidity and capitalization and our cost mitigation efforts, our business pipeline and ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partners, and our growth strategies). These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis ("MD&A"), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Performance Indicators and Non-GAAP Financial Measures" section of the Company's Q3 2020 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Gross Profit to Contribution [1]

Expressed in thousands of United States dollars

	For the three months ended

	September 30, 2020	September 30, 2019
Gross Profit	$5,704	$14,048
Less:
Direct adjusted operating expenses [2]	3,721	6,269
Contribution	$1,983	$7,779

[1] Contribution is defined as Gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.
[2] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Contribution by Line of Business

Expressed in thousands of United States dollars

	For the three months ended

	September 30,	September 30,
	2020	2019
Loyalty Currency Retailing
Revenue	$36,165	$95,677
Gross Profit	4,644	11,879
Direct adjusted operating expenses	2,312	3,605
Contribution	$2,332	$8,274
Platform Partners
Revenue	$1,045	$1,782
Gross Profit	850	1,631
Direct adjusted operating expenses	411	964
Contribution	$439	$667
Points Travel
Revenue	$239	$538
Gross Profit	210	538
Direct adjusted operating expenses	998	1,700
Contribution	$(788)	$(1,162)

Reconciliation of Net Income to Adjusted EBITDA [3]

Expressed in thousands of United States dollars

	For the three months ended

	September 30,	September 30,
	2020	2019

Net (loss) income	$(2,467)	$1,098
Income tax (recovery) expense	(863)	670
Finance costs	223	51
Depreciation and amortization	1,173	1,131
Foreign exchange (gain) loss	(178)	254
Equity-settled share-based payment expense	987	1,193
Adjusted EBITDA	$(1,125)	$4,397

[3] Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense and foreign exchange. Management believes that adjusted

EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses [4]

Expressed in thousands of United States dollars

	For the three months ended

	September 30,	September 30,
	2020	2019

Total Operating Expenses	$8,838	$12,437
Subtract (add):
Depreciation and amortization	1,173	1,131
Foreign exchange (gain) loss	(178)	254
Equity-settled share-based payment expense	987	1,193
Adjusted Operating Expenses	$6,856	$9,859

[4] Adjusted operating expenses consists of employment expenses excluding equity-settled share-based payment expense, marketing & communications, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

	September 30,	December 31,
As at	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$64,016	$69,965
Cash held in trust	640	2,534
Funds receivable from payment processors	3,584	14,302
Accounts receivable	8,721	21,864
Prepaid taxes	622	194
Prepaid expenses and other assets	1,846	2,153
Total current assets	$79,429	$111,012

Non-current assets
Property and equipment	1,712	2,371
Right-of-use assets	2,071	3,060
Intangible assets	12,608	12,806
Goodwill	5,681	7,130
Deferred tax assets	3,017	2,105
Other assets	213	216
Total non-current assets	$25,302	$27,688
Total assets	$104,731	$138,700

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$4,713	$13,766
Income taxes payable	411	2,326
Payable to loyalty program partners	30,246	78,270
Current portion of lease liabilities	1,153	1,323
Current portion of other liabilities	1,018	797
Total current liabilities	$37,541	$96,482

Non-current liabilities
Long term debt	30,000	-
Lease liabilities	1,336	2,209
Other liabilities	67	95
Deferred tax liabilities	986	722
Total non-current liabilities	$32,389	$3,026
Total liabilities	$69,930	$99,508

SHAREHOLDERS’ EQUITY
Share capital	49,107	45,799
Contributed surplus	1,490	-
Accumulated other comprehensive (loss) income	(29)	184
Accumulated deficit	(15,767)	(6,791)
Total shareholders’ equity	$34,801	$39,192
Total liabilities and shareholders’ equity	$104,731	$138,700

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

REVENUE
Principal	$33,977	$92,035	$145,648	$276,330
Other partner revenue	3,472	5,962	15,381	17,840
Total Revenue	$37,449	$97,997	$161,029	$294,170
Direct cost of revenue	31,745	83,949	134,510	246,304
Gross Profit	$5,704	$14,048	$26,519	$47,866

OPERATING EXPENSES
Employment costs	5,447	7,887	18,079	23,090
Marketing and communications	255	429	922	1,237
Technology services	656	652	2,140	1,928
Depreciation and amortization	1,173	1,131	3,681	3,399
Foreign exchange (gain) loss	(178)	254	(296)	408
Other operating expenses	1,485	2,084	5,525	5,557
Impairment charges	-	-	1,798	-
Total Operating Expenses	$8,838	$12,437	$31,849	$35,619

Finance income	(27)	(208)	(273)	(727)
Finance costs	223	51	591	163

(LOSS) INCOME BEFORE INCOME TAXES	$(3,330)	$1,768	$(5,648)	$12,811

Income tax (recovery) expense	(863)	670	(974)	3,680
NET (LOSS) INCOME	$(2,467)	$1,098	$(4,674)	$9,131

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges	242	(259)	(724)	225
Income tax effect	(64)	68	192	(60)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	79	117	438	525
Income tax effect	(21)	(31)	(116)	(139)
Foreign currency translation adjustment	(8)	3	(3)	21
Other comprehensive income (loss) for the period, net of income tax	$228	$(102)	$(213)	$572
TOTAL COMPREHENSIVE (LOSS) INCOME	$(2,239)	$996	$(4,887)	$9,703

(LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share	$(0.19)	$0.08	$(0.35)	$0.66
Diluted (loss) earnings per share	$(0.19)	$0.08	$(0.35)	$0.66

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in thousands of United States dollars except number of shares
(Unaudited)

			Attributable to equity holders of the Company
				Accumulated
				other		Total
			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		surplus	(loss) income	deficit	equity
	Number of	Amount
	Shares
Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net loss	-	-	-	-	(4,674)	(4,674)
Other comprehensive loss, net of tax	-	-	-	(213)	-	(213)
Total comprehensive loss	-	-	-	(213)	(4,674)	(4,887)
Effect of equity-settled share-based payments	-	-	2,653	-	-	2,653
Share issuances – options exercised	53,374	483	(416)	-	-	67
Settlement of RSUs	-	3,063	(4,245)	-	-	(1,182)
Shares repurchased and cancelled	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity [5]	-	-	4,302	-	(4,302)	-
Balance at September 30, 2020	13,227,407	$49,107	$1,490	$(29)	$(15,767)	$34,801

Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income	-	-	-	-	9,131	9,131
Other comprehensive income, net of tax	-	-	-	572	-	572
Total comprehensive income	-	-	-	572	9,131	9,703
Effect of equity-settled share-based payments	-	-	3,522	-	-	3,522
Share issuances - options exercised	2,338	28	(7)	-	-	21
Settlement of RSUs	-	1,431	(4,534)	-	-	(3,103)
Shares purchased and held in trust	-	(3,636)	-	-	-	(3,636)
Shares repurchased and cancelled	(664,884)	(2,533)	(3,427)	-	(1,825)	(7,785)
Balance at September 30, 2019	13,449,318	$49,176	$-	$(74)	$(9,370)	$39,732

[5] The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Cash flows from operating activities
Net (loss) income for the period	$(2,467)	$1,098	$(4,674)	$9,131
Adjustments for:
Depreciation of property and equipment	332	316	1,008	894
Depreciation of right-of-use assets	242	290	839	868
Amortization of intangible assets	599	525	1,834	1,637
Unrealized foreign exchange loss (gain)	800	(542)	(66)	(614)
Equity-settled share-based payment transactions	987	1,193	2,653	3,522
Finance costs	223	51	591	163
Deferred income tax (recovery) expense	(448)	6	(572)	448
Impairment charges	-	-	1,798	-
Derivative contracts designated as cash flow hedges	322	(142)	(285)	750
Changes in cash held in trust	(144)	-	1,894	500
Changes in non-cash balances related to operations	(28,157)	(1,940)	(35,268)	(15,867)
Interest paid	(233)	(51)	(551)	(163)
Net cash (used in) provided by operating activities	$(27,944)	$804	$(30,799)	$1,269

Cash flows from investing activities
Acquisition of property and equipment	(21)	(130)	(349)	(798)
Additions to intangible assets	(547)	(61)	(1,663)	(600)
Net cash used in investing activities	$(568)	$(191)	$(2,012)	$(1,398)

Cash flows from financing activities
Net (repayments to) proceeds from long term debt	(5,000)	-	30,000	-
Payment of lease liabilities	(314)	(350)	(951)	(808)
Proceeds from exercise of share options	-	-	67	21
Shares repurchased and cancelled	-	(2,473)	(1,042)	(7,785)
Purchase of share capital held in trust	-	(2,176)	-	(3,636)
Taxes paid on net settlement of RSUs	(2)	(134)	(1,182)	(3,103)
Net cash (used in) provided by financing activities	$(5,316)	$(5,133)	$26,892	$(15,311)

Effect of exchange rate fluctuations on cash held	(747)	545	(30)	635

Net decrease in cash and cash equivalents	$(34,575)	$(3,975)	$(5,949)	$(14,805)
Cash and cash equivalents at beginning of the period	$98,591	$58,301	$69,965	$69,131
Cash and cash equivalents at end of the period	$64,016	$54,326	$64,016	$54,326

Interest Received	$35	$235	$335	$745
Taxes Paid	$(9)	$(27)	$(1,851)	$(1,213)

Amounts received in interest and paid in taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.